FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Transaction in Own Shares dated 5 October 2005
Exhibit No. 2 - Transaction in Own Shares dated 6 October 2005
Exhibit No. 3 - Holding(s) in Company dated 7 October 2005
Exhibit No. 4 - Transaction in Own Shares dated 7 October 2005
Exhibit No. 5 - Holding(s) in Company dated 11 October 2005
Exhibit No. 6 - Transaction in Own Shares dated 11 October 2005
Exhibit No. 7 - Holding(s) in Company dated 12 October 2005
Exhibit No. 8 - Transaction in Own Shares dated 12 October 2005
Exhibit No. 9 - Transaction in Own Shares dated 13 October 2005
Exhibit No.10 - Director/PDMR Shareholding dated 13 October 2005
Exhibit No.11 - Transaction in Own Shares dated 14 October 2005
Exhibit No.12 - Transaction in Own Shares dated 18 October 2005
Exhibit No.13 - Transaction in Own Shares dated 19 October 2005
Exhibit No.14 - Transaction in Own Shares dated 20 October 2005
Exhibit No.15 - Transaction in Own Shares dated 21 October 2005
Exhibit No.16 - Transaction in Own Shares dated 25 October 2005
Exhibit No.17 - Transaction in Own Shares dated 26 October 2005
Exhibit No.18 - Transaction in Own Shares dated 27 October 2005
Exhibit No.19 - Transaction in Own Shares dated 28 October 2005

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 5 October 2005

Number of ordinary shares purchased: 325,000

Volume weighted average price paid per share: 586.74p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 8,200,000 of its ordinary shares in treasury and has 728,768,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 6 October 2005

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 576.30p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 8,450,000 of its ordinary shares in treasury and has 728,518,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 3

HANSON PLC

October 7, 2005

Holding in Company

Hanson PLC has received notification today that, on October 4, 2005, Morgan Stanley Securities Limited, a member of the Morgan Stanley group of companies, acquired an interest in the ordinary 10p shares of the Company that resulted in a total holding of 27,070,443 shares, representing approximately 3.71% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 7 October 2005

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 570.10p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 8,550,000 of its ordinary shares in treasury and has 728,418,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 5

HANSON PLC

October 11, 2005

Holding in Company

Hanson PLC has received notification today that, on October 6, 2005, Morgan Stanley Securities Limited ("MSSL"), a member of the Morgan Stanley group of companies, disposed of an interest in the ordinary 10p shares of the Company with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifibale interest in the shares in accordance with Section 198 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 6

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 11 October 2005

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 579.75p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 8,850,000 of its ordinary shares in treasury and has 728,118,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 7

HANSON PLC

October 12, 2005

Holding in Company

Hanson PLC has received notification today that, on October 10, 2005, Prudential plc and certain of its subsidiary companies have a notifiable interest in the ordinary 10p shares of the Company, with a holding of 22,064,998 shares, representing 3.02% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 8

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 12 October 2005

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 568.92p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 9,150,000 of its ordinary shares in treasury and has 727,818,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 9

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 13 October 2005

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 562.15p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 9,400,000 of its ordinary shares in treasury and has 727,568,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 10

October 13, 2005

Dear Sirs

HANSON PLC

DIRECTORS' SHARE INTERESTS

I have today been notified by M W Welton, Chairman and a Director of the Company, that on October 13, 2005 he purchased 5,000 Hanson ordinary shares at a price of 560p per share. Mr Welton now holds a beneficial interest in 5,000 Hanson ordinary shares.

This announcement is intended to satisfy obligations under both the Disclosure Rules 3.1.4R (1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 11

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 14 October 2005

Number of ordinary shares purchased: 150,000

Volume weighted average price paid per share: 556.5p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 9,550,000 of its ordinary shares in treasury and has 727,418,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 12

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 18 October 2005

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 558.958p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 9,850,000 of its ordinary shares in treasury and has 727,118,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 13

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 19 October 2005

Number of ordinary shares purchased: 600,000

Volume weighted average price paid per share: 547.17p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 10,450,000 of its ordinary shares in treasury and has 726,518,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 14

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 20 October 2005

Number of ordinary shares purchased: 450,000

Volume weighted average price paid per share: 544.56p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 10,900,000 of its ordinary shares in treasury and has 726,068,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 15

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 21 October 2005

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 531.685p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 11,400,000 of its ordinary shares in treasury and has 725,568,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 16

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 25 October 2005

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 538.9p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 11,700,000 of its ordinary shares in treasury and has 725,268,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 17

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 26 October 2005

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 537.1p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 11,900,000 of its ordinary shares in treasury and has 725,068,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 18

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 27 October 2005

Number of ordinary shares purchased: 400,000

Volume weighted average price paid per share: 540.32p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 12,300,000 of its ordinary shares in treasury and has 724,668,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 19

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 28 October 2005

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 538.23p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 12,500,000 of its ordinary shares in treasury and has 724,468,849 ordinary shares in issue (excluding treasury shares).

Inquiries:	Nick Swift
Hanson PLC Tel: +44 (0)20 7245 1245
Jeremy Thompson ABN AMRO Hoare Govett Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    November 1, 2005